[Continental Resources Letterhead]

Ms. Jill Davis and Ms. Jennifer Goeken

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Continental Resources, Inc.

Registration Statement on Form S-1 (File No. 333-132257)

Dear Ms. Davis and Ms. Goeken:

In Comment 4 of the letter from the staff dated April 27, 2007, the staff indicates “it is unclear why you must record an adjustment to recognize a charge to earnings as the difference between the calculated value of these options and the mid-point of your IPO price, totaling $17.4 million, when you believe that you have reported your stock option grants in accordance with the fair value methodology prescribed by FAS 123R.” The existing provisions of our stock option plan and restricted stock grants provide that, upon becoming a reporting entity, our right and/or obligation to repurchase shares would expire. At that time the stock options and restricted stock grants will no longer be liability awards, but become equity share awards. This happens automatically under the terms of the existing plan once we become subject to the reporting requirements of Section 12 of the Securities Exchange Act of 1934. Modification is defined in SFAS 123R’s glossary as a “change in any of the terms or conditions of a share-based payment award.” We believe that the elimination of our purchase right and the purchase obligation on restricted stock and stock options upon becoming a public reporting entity will result in a modification of the plan, which would trigger a revaluation of the awards pursuant to FAS 123R paragraph 51. Illustration 14(c) – Liability-to-Equity Modification addresses an actual modification and paragraph A184 says that we “would compare the fair value of the instrument immediately before the modification (based on formula based price) to the fair value of the modified award (fair value pricing model based on the public offering price) and recognize any incremental compensation” (parenthetical information added for clarification). We acknowledge from our conversation earlier today that Illustration 14(c) does not result in recognition of incremental compensation cost because the modification illustrated does not result in a change in the fair value of the liability award (only a change in the manner of settlement, from cash to net-share). The Illustration does, however, indicate that if a change in fair value had occurred based on the modification, incremental compensation cost would be recognized. In addition, in analyzing the appropriate accounting upon the consummation of an initial public offering, we viewed the change in fair value resulting from the modifications to the repurchase feature and elimination of the formula based approach within the plan to be a change in fair value of the liability awards, immediately preceding the reclassification to an equity award. In arriving at our conclusion that a charge upon the consummation of our initial public offering will be necessary, we also considered EITF 88-6, Book Value Stock Plans in an Initial Public Offering. EITF 88-6, issue 2(a) addresses the appropriate accounting for book value stock option plans at the time of an initial public offering when the option converts to a market value option. The Task Force reached a conclusion that, upon successful completion of an initial public offering, additional compensation expense should be recognized for the difference between market value and book value. While this is not our specific situation, in the absence of current guidance, we analogized to our issue and believe it further supports our position. We believe this is a very complex area with little current guidance but we believe, based on our analysis, that we should revalue our liability awards immediately before they convert to equity share awards upon becoming a reporting entity, taking the charge to earnings and increasing our liability. The liability would then be reclassified into equity as our obligation to purchase such shares is eliminated upon effectiveness of our registration statement.

The charge to earnings totaling $17.4 million in our previous filing represented the difference between the formula value of the options and the fair value using the assumed initial public offering price based on the Black-Scholes valuation model. Upon reviewing the staff’s comments, we have adjusted the parameters of interest rate, remaining time to exercise and volatility to reflect our current assumptions, which results in pro forma compensation expense upon successful completion of the initial public offering of $19.2 million, consisting of $15.5 million for stock options and $3.7 million for restricted stock. Of this amount, $18.0 million is directly attributable to the change in the intrinsic value from a formula based price to the price determined upon successful completion of our initial public offering.

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Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 7 to the undersigned at (580) 548-5110 or to David P. Oelman at (713) 758-3708.

Regards,

/s/ John Hart

John Hart

Vice President, Chief Financial Officer and

Treasurer